Mail Stop 3561

March 6, 2008

Mr. Daryl K. Gisser
  President and Chief Executive Officer
GISSER AUTOMOTIVE CONCEPTS, INC.
52 Edison Court
Monsey, NY 10952

> **Re:** **Gisser Automotive Concepts, Inc.**
> **Registration Statement on Form SB-2, Amendment No. 3**
> **Filed February 27, 2008**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Dilution, page 16</u>

1.   We note your revisions made in response to prior comment 3. However, as previously indicated, the "Total Consideration" amount for the "5%" and "Maximum" tables for "New Investors" should be $485,000 and $9,925,000, respectively, instead of the $480,000 and $9,825,000 as currently shown. This revised total represents the entire "net" proceeds from the offering. It appears you inadvertently excluded the cash portion of $5,000 and $100,000, respectively, allocated directly to the common stock account. Please revise or advise.

2.   We note the changes you have made in response to our prior comments 3 and 17. It appears to us that your net tangible book value is $43,542 because the value of your patent should not be included as a "tangible" asset. Further, it appears to us that the net tangible value of your "common stock" is $(946,458) because $990,000 is attributable to your preferred stock. Please revise your presentation accordingly or advise.

Management's Discussion and Analysis

Intangible assets and property, plant and equipment, page 30

3.   We note your revision made in response to prior comment 5. Also, please clarify that SFAS No. 142 is identified as "Goodwill and Other Intangible Assets," rather than "Impairment of Assets." Further please clarify that the impairment losses are measured by comparing the carrying amounts to the fair value for intangible assets, and to implied fair value for goodwill. Refer to paragraphs 17-22 of SFAS No. 142.

Preferred Stock, page 40

4.   Refer to your response to our prior comment 17. The description of your preferred stock should be updated to be consistent with your response and with your financial statements.

5.   We note that the dividends on your preferred shares are cumulative and that they may be paid in cash or in stock. Since dividends do not become a corporate liability until declared, no accrual is needed. However, paragraph 7b of SFAS 129 requires that you disclose the aggregate and per share amounts of arrearages in preferred stock dividends. Further, dividends accumulated on such stock for the period should be deducted from net income when computing earnings per share. If there is a loss for the period, the amount of the loss should be increased by those preferred dividends. The annual dividend appears to be approximately $49,500 based upon 5% of $990,000. Although you may be recording penalties for non-payment of dividends, the above described accounting and disclosure requirements continue to apply. Please revise or advise.

Experts, page 43

6.   Please clarify in the second paragraph that your January 31, 2008 interim financial statements are for the three *and nine* months period then ended.

Audited Financial Statements (Years Ended April 30, 2007 and 2006)

Report of Independent Registered Public Accounting Firm, page F-1

7.   We note your response to prior comment 6. Please delete the entire fourth paragraph from the auditors' report, as we note that the first sentence of this paragraph has been properly included in Note A to the audited financial statements, and that the second sentence should be deleted from the filing. Similar changes should be made to the

auditors' review report on the January 31, 2008 interim financial statements also at page F-1.

Balance Sheets, page F-2

8.   We note that you have restated certain audited amounts in your stockholders' equity accounts for each of the fiscal years ended April 30, 2007 and April 30, 2006, whereby restatements are also noted in the statements of operations, cash flows, and stockholders' equity for the cumulative column of May 22, 1997 (inception) to April 30, 2007. Please label the affected columns with the designation of "As Restated," and provide an audited footnote as to the specific reasons for the restatement. The audited footnote should also reflect, in tabular form, the previously reported line item amount, the amount of the change, and the restated line item amount, separated by balance sheets, statements of operations, and statements of cash flows. Also, the auditors' report should include an explanatory paragraph that the financial statements have been restated, with a cross-reference to the audited footnote that describes the restatement in more detail. Similar revisions should be made to the interim financial statements, as appropriate.

Statements of Operations, page 3

9.   Please omit the presentation of net loss per common share for the cumulative period presented. It is not practicable to compute weighted average common shares for this period. This comment applies to your interim financial statements as well.

Statement of Cash Flows, page F-4

10.   We note your changes made in response to prior comment 7. However, based on disclosures on the face of the interim period statements of cash flows (also at page F-4), it appears that there should be Supplemental Cash Flow Information provided under the column labeled "For the Period May 22, 1997 (Inception) to April 30, 2007," due to issuances of common stock for stock based compensation and other stock issuances (i.e., for assets, debt and services) during the cumulative period as disclosed in the audited statement of stockholders' equity. We also note the transaction of "issuance of stock for labor" shown in the audited statements of stockholders' equity for fiscal year ended April 30, 2007, and as such, it is unclear why this amount is not reflected as stock-based compensation expense in the statements of operations and cash flows for fiscal year 2007. Please revise or advise.

Note A. Summary of Significant Accounting Policies

Going Concern, page F-10

11.   We note your changes made in response to prior comment 24. Please delete the first
        sentence of the second paragraph under this heading in the audited financial statement
        notes, as such is only applicable to the unaudited interim financial statements. Further
        the phrase "Pursuant to Item 310(b) of Regulation S-B," shown on page F-10 of the
        unaudited interim financial statements may be deleted, and the sentence can instead begin
        with "These interim financial statements include all adjustments…not misleading."

Research and Development, page F-10

12.   We note the revisions you have made in response to our prior comment 8. However, for
        clarity, please limit the first sentence of your footnote to the statement "The company's
        policy is to expense all research and development costs incurred." The remainder of the
        first sentence is not necessary. Please make this change in the interim financial
        statements for the nine months ended January 31, 2008 as well.

13.   As a related matter, please expand the second sentence of the first paragraph to disclose
        whether research and development costs are classified within SG&A expenses (or, name
        the specific line item) in the statements of operations.

Stock-Based Compensation, page F-11

14.   We note your changes made in response to prior comment 10. See the second paragraph.
        Please clarify in the third sentence that you have applied SFAS No. 123(R) since
        adoption, and delete the phrase "and has done so since inception." We note, based on
        disclosure in the last paragraph of Note E that APB No. 25, using the intrinsic value
        method, appears to have been applied prior to adopting SFAS No. 123(R).

Note E. Stockholders' Equity, page F-14

15.   Refer to your response to our prior comment 14. We have reviewed the employment
        contracts you have provided. However, their terms do not appear to be consistent with
        your representations to date. To facilitate our understanding of these agreements and of
        the related transactions we require additional information. For example, you disclose the
        options for the 550,000 shares are "due to be issued" as of April 30, 2007. The contracts
        you have provided appear to relate to periods beginning on or after May 1, 2007. These
        contracts are not signed or dated. Please provide us with copies of the contracts
        applicable to the periods in question. In addition, please show us how the 550,000
        options have been derived based upon the terms of the applicable contracts. Clarify
        whether these options are to be awarded for signing the contracts, as compensation for
        performance over the terms of the contracts or for other reasons. Explain to us how you
        have determined the period or periods in which they were actually earned. Finally, you

state that the issuance of "the shares" is contingent upon satisfaction of the offering. Please indicate the location of this contractual term in the written contracts (both the previous contracts and those covering periods beginning May 2007). In this regard, tell us whether the issuance of the options themselves is also contingent upon a successful offering or whether the contingency only applies to the issuance of the associated shares. If the contingency applies only to the shares, tell us why the options were not issued. We may have further comments upon review of your response.

16. Refer to your response to our prior comment 15. Our above comment applies to the 794,286 shares as well. Specifically, please illustrate how these amounts were calculated based upon the covenants of the written agreements. If issuance of the shares is conditioned upon satisfaction of your filing, indicate the location of this contractual term in the written agreement. Finally, please tell us whether the underlying bonuses, salaries, etc. have previously been accrued in the appropriate periods. That is, please explain whether these shares are to be issued as (additional) penalties for previously accrued compensation or whether they are to be issued in place of compensation earned but not previously accrued. We may have further comments upon review of your response.

17. You state that issuance of the shares is contingent upon "satisfaction" of your filing. Please explain what you mean by the term "satisfaction." That is, tell us whether satisfaction requires only that the registration statement be declared effective or whether it also requires that (at least) the minimum number of shares be sold.

18. The employment contracts stipulate that the employee may take salary in the form of shares and that the shares may be sold back to the company at the current share price if funds are available and at the discretion of the Board of Directors. Since the holders of these shares are also the majority of the Board of Directors (as well as the officers of the company and its controlling shareholders), it appears to us that these shares should be classified outside permanent equity pursuant to EITF D-98. We refer, by analogy, to paragraph 7 of the above referenced EITF. Please also note the presentation and disclosure requirements set forth under paragraph 15 of the EITF and revise or advise.

Interim Financial Statements (Nine Months Ended January 31, 2008)

General

19. In addition to the following, comments issued above on the audited financial statements should be reflected in the interim financial statements and notes, where applicable.

Report of Independent Registered Public Accounting Firm, page F-1

20.   We note your changes made in response to prior comment 20. Please revise the opening paragraph to clarify that the review pertains to the <u>nine</u> months ended January 31, 2008 <u>and 2007</u> as related to the statements of operations, stockholders' equity and cash flows. Refer to Item 310(b) of Regulation S-B whereby the comparable period of the preceding fiscal year is also required. The third paragraph of the report (along with the second paragraph under "Experts" on page 43) should also be expanded to reflect the comparable 2007 interim period.

21.   With regards to the second paragraph, where you indicate "in accordance with standards established by the American Institute of Certified Public Accountants," please replace with "in accordance with the standards of the Public Company Accounting Oversight Board (United States)." Further, where you indicate "in accordance with generally accepted auditing standards," please replace with "in accordance with the standards of the Public Accounting Oversight Board (United States)." See paragraph 3 of PCAOB Auditing Standard No. 1 ("References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board"). Also, it appears that you inadvertently omitted the words "the financial" from the phrase "which is the expression of an opinion regarding <u>the financial</u> statements taken as a whole." Please revise accordingly.

22.   Further, as noted in the comment above for the audited financial statements, please delete the fourth paragraph of this review report.

23.   Please give consideration to revising the fifth paragraph as follows:

> *We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet as of April 30, 2007, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and in our report dated May 22, 2007, we expressed an unqualified opinion (with an explanatory paragraph relating to conditions that raise substantial doubt about its ability to continue as a going concern) on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of April 30, 2007, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.*

Reference is made to paragraph 39 of the AICPA's Statements on Auditing Standards No. 100, "Interim Financial Information," (i.e., see the PCAOB's website reference to AU Section 722). We note your current paragraph disclosure appears to have been based on paragraph 16 under AU Section 504, "Association with Financial Statements;" however, AU Section 722, "Interim Financial Information," is applicable here as the auditors appeared to have applied procedures sufficient to permit them to issue a review report on the unaudited interim financial statements.

Statement of Cash Flows, page F-4

24.   Refer to the "Supplemental Cash Flow Information." We note the transaction of
        "issuance of common stock for stock-based compensation" in the amount of $938,722
        does not appear in the statements of operations line item "stock-based compensation" for
        the nine months ended January 31, 2008. Please revise or advise or explain why your
        current presentation is appropriate. In addition, the operating activities section of the
        statements of cash flows should reflect this amount for 2008.

Age of Financial Statements

25.   Please continue to consider the financial statement updating requirements set forth in new
        Article 8, Rule 8-08, of Regulation S-X. For guidance, please refer to Section IV,
        "Compliance Dates," of SEC Release No. 33-8876, "Smaller Company Regulatory Relief
        and Simplification," which became effective on February 4, 2008.

Accountants' Consent

26.   Amendments to the Registration Statement on Form SB-2 should contain currently dated
        accountants' consents. Manually signed consents should be kept on file for five years.
        Reference is made to Rule 402 of Regulation C.

Item 27. Exhibits

27.   See your listing of the Exhibits filed. In the next amendment, please ensure that you list
        separately the Exhibit 15 consent from Ross & Company CPA, PLLC that pertains to the
        unaudited interim financial statements included in the filing.

General

28.   Please file your next amendment on the appropriate form available to you without an
        "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory
        Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance
        Guide, both which are available on our website at
        http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

29.   Please note that you may continue to use the disclosure format and content based on the
        "SB" form until six months after the effective date of the release.

Signatures, page 57

30.   Please include the signature of the person acting as the Principal Financial Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ms. Beverly Singleton at (202) 551-3328 or Ms. Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc: <u>Via Facsimile (516) 371-4598</u>
Miles Garnett, Esq.